Exhibit 99.2

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone : (819) 363-5100 Fax : (819) 363-5155

Cascades Reports Its First Quarter Results

Kingsey Falls, Québec, May 5, 2005  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $0 for the quarter ended March 31, 2005. Excluding certain specific items1, Cascades recorded a net loss of $1 million ($0.01 per share) for the same period. This compares with a net loss of $6 million ($0.08 per share) for the same period in 2004 or a net loss of $5 million ($0.07 per share) when excluding specific items.

Financial highlights

Consolidated selected information (1)

(in millions of Canadian dollars, except amount per share)	Q1/2005	Q1/2004	Q4/2004

Sales from continuing operations	$843	$763	$806
Operating income from continuing operations	$17	$15	$3
Net earnings (loss)	—	$(6)	$5
Basic net earnings (loss) per common share	—	$(0.08)	$0.06
Cash flow from operations from continuing operations	$31	$31	$36
per share	$0.38	$0.38	$0.44

Excluding specific items (2)
Operating income from continuing operations	$15	$10	$17
Net earnings (loss)	$(1)	$(5)	$2
Basic net earnings (loss) per common share	$(0.01)	$(0.07)	$0.03

Note 1 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Note 2 - see the supplemental information on non-GAAP measures note.

Business highlights

•                  Improved net earnings per share compared to Q1 2004.The impact of higher prices and business acquisitions more than offset the 7% appreciation of $CA over the period;

•                  Divestiture, in accordance with our strategic plan, of non-core distribution assets within the tissue segment for a net consideration of $16 million. The net proceeds have been applied to debt reduction;

•                  The North-American boxboard group acquires and initiates the integration of the packaging division of  Dover Industries Ltd; and

•                  The start-up of a new waste paper recovery plant in Gatineau (Western Quebec) will increase the volume of recycled fiber which is directly processed and under Cascades’ control.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated:

“ Cascades has managed to improve its results in comparison to the first quarter of 2004 as price increases and the contribution of our business acquisitions have more than offset the negative impact of the appreciation of the Canadian dollar. However, given challenging business conditions, results for the first quarter were relatively stable in comparison to the last quarter of 2004, reflecting seasonal weakness in most of our markets. These conditions were compounded by the rapid increase of energy, freight and fiber costs as well as by the impact of the ongoing labour disruption at our Fjordcell virgin pulp mill”

Three-month period ended March 31, 2005

Sales increased by 10% during the first quarter of 2005, amounting to $843 million compared with $763 million for the same period last year. The increase was due mainly to business acquisitions realized over the course of the last twelve months. Higher prices were mitigated by higher energy, fibre and transportation costs and by the impact of an increase in the Canadian dollar exchange rate. Operating income amounted to $17 million for the period compared to $15 million achieved last year.

During the first quarter of 2005, we recorded a gain on disposal of assets of $5 million ($4 million after-tax) resulting from the sale of the distribution division of Wood Wyant Inc. and the sale of a building held through our joint-venture, Norampac Inc.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “There is no indication that there will be a significant improvement in the prevailing business conditions in the near future. However we expect that the seasonal pick up in activity in most of our business segments will positively impact demand in the second quarter. We intend to closely monitor the market conditions and we will adjust production levels to meet demand and avoid building excess inventory. We will also continue to focus on managing controllable costs, pursuing in our plans to divest certain non-core assets and turn around non performing assets throughout our organisation.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on June 14, 2005 to shareholders of record at the close of business on May 31, 2005

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	Q1/2005	Q1/2004	Q4/2004

Net earnings (loss) (1)	—	(6)	5
Net earnings from assets held for sale	(3)	(1)	—
Share of results of significantly influenced companies	(1)	(1)	—
Provision for income taxes	(2)	(3)	(6)
Foreign exchange loss (gain) on long-term debt	2	6	(14)
Unrealized loss on financial derivative instruments	1	—	—
Interest expense	20	20	18

Operating income (1)	17	15	3
Specific items :
Gain on sale of assets of a business unit	(4)	—	—
Impairment loss on property, plant and equipment	—	—	18
Impairment loss of investments in significantly influenced companies	1	—	—
Unrealized loss (gain) on derivative commodity instruments	1	(5)	(4)
	(2)	(5)	14

Operating income excluding specific items	15	10	17

Note 1 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amount per share)	Q1/2005	Q1/2004	Q4/2004	Q1/2005	Q1/2004	Q4/2004

As per GAAP	—	(6)	5	$0.00	$(0.08)	$0.06
Specific items :
Gain on sale of assets including the distribution activities of the Tissue Paper Group	(5)	—	—	$(0.05)	$—	$—
Impairment loss on property, plant and equipment	—	—	18	$—	$—	$0.15
Impairment loss of investments in significantly influenced companies	1	—	—	$0.01	$—	$—
Unrealized loss (gain) on derivative commodity instruments	1	(5)	(4)	$0.01	$(0.05)	$(0.03)
Unrealized loss on derivative financial instruments	1	—	—	$—	$—	$—
Foreign exchange loss (gain) on long-term debt	2	6	(14)	$0.02	$0.06	$(0.15)
Tax effect on specific items	(1)	—	(3)	$—	$—	$—
	(1)	1	(3)	$(0.01)	$0.01	$(0.03)

Excluding specific items	(1)	(5)	2	$(0.01)	$(0.07)	$0.03

1 - specific amounts per share are calculated on an after-tax basis.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Stéphane Mailhot	Mr. Christian Dubé
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(819) 363-5161	(819) 363-5168
stephane_mailhot@cascades.com	christian_dube @cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Consolidated Balance Sheets (in millions of Canadian dollars)

	Note	As at March 31, 2005	As at December 31, 2004
		(unaudited)
Assets

Current assets
Cash and cash equivalents		23	30
Accounts receivable		546	527
Inventories		595	559
		1,164	1,116
Property, plant and equipment		1,675	1,700
Other assets	6	226	215
Goodwill		116	113
		3,181	3,144

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		48	47
Accounts payable and accrued liabilities		486	509
Current portion of long-term debt	7	61	58
		595	614
Long-term debt	7	1,247	1,168
Other liabilities	8	292	303
		2,134	2,085
Shareholders’ equity
Capital stock	11	265	265
Retained earnings		780	783
Cumulative translation adjustments		2	11
		1,047	1,059
		3,181	3,144

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings (in millions of Canadian dollars, except per share amounts) (unaudited)

		For the 3-month periods ended March 31,
	Note	2005	2004
			(note 2)

Sales		843	763
Cost of sales and expenses
Cost of sales (exclusive of depreciation shown below)	10	702	640
Selling and administrative expenses		82	75
Loss (gain) on derivative financial commodity instruments	3(a)	1	(6)
Unusual gain	5	(3)	—
Depreciation and amortization		44	39
		826	748
Operating income from continuing operation		17	15
Interest expense	10	20	20
Unrealized loss on derivative financial instruments	3(b)	1	—
Foreign exchange loss on long-term debt		2	6
		(6)	(11)
Recovery for income taxes		(2)	(3)
Share of results of significantly influenced companies		(1)	(1)
Net loss from continuing operations		(3)	(7)
Net earnings from assets held for sale	2, 4(b)	3	1
Net earnings (loss) for the period		—	(6)
Basic and diluted net loss from continuing operations per common share		($0.03)	($0.09)
Basic and diluted net earnings (loss) per common share		—	($0.08)
Weighted average number of common shares outstanding		81,350,647	81,734,786

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2005	2004

Balance - beginning of period	783	778
Net earnings (loss) for the period	—	(6)
Dividends on common shares	(3)	(3)
Balance - end of period	780	769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows (in millions of Canadian dollars) (unaudited)

		For the 3-month periods ended March 31,
	Note	2005	2004
			(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net loss from continuing operations		(3)	(7)
Adjustments for:
Unrealized loss (gain) on derivative commodity instruments	3(a)	1	(5)
Unusual gain	5	(3)	—
Depreciation and amortization		44	39
Unrealized loss on derivative financial instruments	3(b)	1	—
Foreign exchange loss on long-term debt		2	6
Future income taxes		(11)	(4)
Share of results of significantly influenced companies		(1)	(1)
Others		1	3
		31	31
Change in non-cash working capital components		(90)	(27)
		(59)	4
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(25)	(19)
Proceed from disposal of property, plant and equipment	5	4	—
Purchases of other assets		(1)	(2)
Business acquisitions, net of cash acquired	4(a)	(8)	(14)
		(30)	(35)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		—	1
Change in revolving credit facilities		71	42
Increase in other long-term debt		2	3
Payments of other long-term debt		(2)	(10)
Redemption of common shares	11	(1)	—
Dividends on common shares		(3)	(3)
		67	33
Change in cash and cash equivalents during the period from continuing operations		(22)	2
Change in cash and cash equivalents from assets held for sale, including the proceeds on disposal	2, 4(b)	14	—
Change in cash and cash equivalent during the period		(8)	2
Translation adjustments on cash and cash equivalents		1	—
Cash and cash equivalents - Beginning of period		30	27

Cash and cash equivalents - End of period		23	29

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Variable interest entities

The CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this guideline did not have any material impact on the financial position or results of operations of the Company.

NOTE 2 - ASSETS HELD FOR SALE

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2004 has been restated to reflect this change. As further described in note 4(b), the Company sold the distribution activities of its Tissue papers segment. Financial information relating to these assets held for sale is as follows:

	For the 3-month periods ended March 31,
	2005	2004

Condensed balance sheet (1)
Current assets	116	126
Long-term assets	5	9
Current liabilities	23	29
Condensed statement of earnings
Sales	113	107
Depreciation and amortization	—	1
Operating income, including gain on disposal	5	2
Interest expense	1	—
Income taxes	1	1
Net earnings, including gain on disposal, from assets held for sale	3	1
Net earnings per share, including gain on disposal, from assets held for sale	$0.03	$0.01
Condensed statement of cash flows
Cash flows from operating activities	(4)	(7)
Cash flows from investing activities	14	—
Cash flows from financing activities	4	7

(1) As at December 31, 2004 for the condensed balance sheet

NOTE 3 - LOSS (GAIN) ON DERIVATIVE FINANCIAL INSTRUMENTS

(a)

	For the 3-month periods ended March 31,
	2005	2004

Realized loss (gain) on derivatives financial commodity instruments	—	(1)
Unrealized loss (gain) on derivative financial commodity instruments	1	(5)
	1	(6)

(b) During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. In accordance with the agreement, the interest rate went from a fixed rate of 7.25% to an average variable rate of 5.53%. As this instrument is not designated as a hedge, its fair value was recorded in earnings representing an unrealized loss of $0.7 million.

NOTE 4 - BUSINESS ACQUISITION AND DISPOSAL

(a) On January 14, 2005, the Company acquired the packaging assets of Dover Industries Limited, located in Canada, for a cash consideration of $8 million. This acquisitions has been accounted for using the purchase method and the accounts and results of operations of this entity have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Acquired company	Dover
Business segment	Packaging products

Property, plant and equipment	3
Customer relationship and client lists	5
Total consideration paid	8

(b) On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing, $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Business segment	Tissue Papers

Accounts receivable	11
Inventories	7
Property, plant and equipment	4
Other assets	1
23
Accounts payable and accrued liabilities	(8)
15
Gain on disposal	1
Balance of sale price - other assets	(2)
Total consideration received	14

NOTE 5 - UNUSUAL GAIN

During the first quarter of 2005, a joint venture realized a gain of $3.5 million on the disposal of a building of one of its corrugated products plant before related income taxes of $0.5 million. An impairment loss on investments in a significantly influenced company of $1 million was recorded by a joint venture.

NOTE 6 - OTHER ASSETS

	March 31, 2005	December 31, 2004

Investments in significantly influenced companies	74	74
Other investments	11	9
Deferred charges	44	38
Employee future benefits	52	52
Fair value of derivative financial instruments	5	8
Customer relationship and client lists	35	30
Other definite-life intangible assets	5	4
	226	215

NOTE 7 - LONG-TERM DEBT

	March 31, 2005	December 31, 2004

7.25% unsecured senior notes	816	813
Revolving credit facility	224	159
Other debt from subsidiaries	78	76
Other debt from joint ventures	190	178
	1,308	1,226
Current portion	61	58
	1,247	1,168

NOTE 8 - OTHER LIABILITIES

	March 31, 2005	December 31, 2004

Employee future benefits	84	84
Future income taxes	204	214
Unrealized gain on derivative financial instruments	4	5
	292	303

NOTE 9 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended March 31,
	2005	2004

Consolidated balance sheets (1)
Current assets	220	195
Long-term assets	454	480
Current liabilities	102	101
Long-term debt, net of current portion	186	169
Consolidated statements of earnings
Sales	183	217
Depreciation and amortization	9	11
Operating income	19	17
Interest expense	3	4
Net earnings	10	9
Consolidated statements of cash flows
Operating activities	(1)	—
Investing activities	1	(6)
Financing activities	—	4
Additionnal information
Cash and cash equivalents (1)	8	7
Total assets (1)	674	675
Total debt (1) (2)	198	191
Dividends received by the Company from joint ventures	15	15

(1) As at December 31,2004 for the consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 10 - ADDITIONAL INFORMATION

	For the 3-month periods ended March 31,
	2005	2004

(a) Cost of sales
Foreign exchange gain	1	1

(b) Employee future benefits expenses
Defined benefit pension plans	3	4
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1

(c) Supplemental disclosure
Depreciation of property, plant and equipment	43	38
Amortization of other assets	1	1
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	33	29
Income taxes paid	7	5

NOTE 11 - CAPITAL STOCK

As at March 31, 2005, the capital stock issued and outstanding consisted of 81,335,240 common shares (81,361,580 as at December 31, 2004). As at May 4, 2005, 81,335,240 common shares were issued and outstanding. As at March 31, 2005, 1,744,426 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

In 2005, in the normal course of business, the Company renewed its redemption program of a maximum of 4,068,707 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2005 to March 10, 2006. As of March 31, 2005, the Company redeemed 38,900 common shares under the previous redemption program for an amount of $0.5 million.

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2005	2004
		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	176	181
Converting	163	112
Eliminations and others	(2)	3
	337	296
Containerboard (1)
Manufacturing	87	78
Converting	119	110
Eliminations and others	(46)	(42)
	160	146
Specialty products	127	119
Eliminations	(10)	(10)
	614	551
Tissue papers
Manufacturing and converting	167	154
Distribution (2)	22	21
Eliminations	(9)	(7)
	180	168
Fine papers
Manufacturing	88	83
Distribution (2)	107	100
Eliminations	(17)	(15)
	178	168
Eliminations	(16)	(17)
Assets held for sale	(113)	(107)
Consolidated total	843	763

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

Selected Segmented Information (unaudited) (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2005	2004
		(note 2)
Operating income (loss) before depreciation and amortization and operating income
Packaging products
Boxboard
Manufacturing	5	7
Converting	15	8
Others	—	2
	20	17
Containerboard (1)
Manufacturing	6	7
Converting	14	11
Others	2	2
	22	20
Specialty products	9	8
	51	45
Tissue papers
Manufacturing and converting	19	18
Distribution (2)	2	—
	21	18
Fine papers
Manufacturing	(5)	(5)
Distribution (2)	3	2
	(2)	(3)
Corporate	(4)	(3)
Assets held for sale	(5)	(3)
Operating income before depreciation and amortization	61	54

Depreciation and amortization
Boxboard	(19)	(15)
Containerboard (1)	(10)	(9)
Specialty products	(6)	(6)
Tissue papers	(9)	(9)
Fine papers	(2)	(3)
Corporate and eliminations	2	2
Assets held for sale	—	1
	(44)	(39)
Operating income	17	15

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2005	2004
		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	5
Converting	4	3
Others	1	—
	7	8
Containerboard (1)
Manufacturing	1	2
Converting	3	1
Others	—	—
	4	3
Specialty products	3	3
	14	14
Tissue papers
Manufacturing and converting	7	2
Distribution (2)	—	—
	7	2
Fine papers
Manufacturing	4	1
Distribution (2)	—	—
	4	1
Corporate	—	2
Assets held for sale	—	—
Consolidated total	25	19

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

Additional information (in millions of Canadian dollars, except shipments and share information) (unaudited)

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other company.

Net earnings (loss), which is a performance measure define byCanadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2005	2004
		(note 2)
Net earnings (loss)	—	(6)
Net earnings from assets held for sale	(3)	(1)
Share of results of significantly influenced companies	(1)	(1)
Recovery for income taxes	(2)	(3)
Foreign exchange loss on long-term debt	2	6
Unrealized loss on derivative financial instruments	1	—
Interest expense	20	20

Operating income	17	15

Depreciation and amortization	44	39
Operating income before depreciation and amortization	61	54

HISTORICAL FINANCIAL INFORMATION (unaudited)

(In millions of Canadian dollars,	2003					2004					2005
unless other wise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1

Sales (1)	783	758	727	727	2,995	763	831	854	806	3,254	843

Operating income before depreciation and amortization
Packaging	44	46	50	34	174	45	51	54	28	178	51
Tissue Papers	18	17	20	18	73	18	19	21	18	76	21
Fine Papers	9	2	(2)	(3)	6	(3)	(1)	2	(1)	(3)	(2)
Corporate	—	(1)	(2)	—	(3)	(3)	(2)	1	—	(4)	(4)
Assets held for sale	(4)	(4)	(3)	(2)	(13)	(3)	(1)	(4)	(1)	(9)	(5)
	67	60	63	47	237	54	66	74	44	238	61

Excluding specific items	67	60	63	47	237	49	65	78	58	250	59

Operating income from continuing operations	32	25	29	8	94	15	27	34	3	79	17
Excluding specific items	32	25	29	8	94	10	26	38	17	91	15

Net earnings (loss)	16	29	4	6	55	(6)	(3)	27	5	23	—
Excluding specific items	11	4	4	(3)	16	(5)	5	14	2	16	(1)

Net earnings (loss) per share (in dollars)
Basic	$0.19	$0.36	$0.04	$0.07	$0.66	($0.08)	($0.03)	$0.33	$0.06	$0.28	$0.00
Basic, excluding specific items	$0.13	$0.05	$0.04	($0.03)	$0.19	($0.07)	$0.07	$0.17	$0.03	$0.20	($0.01)

Cash flow from operations	42	42	36	38	158	31	42	49	36	158	31
Per share	$0.52	$0.52	$0.43	$0.46	$1.93	$0.38	$0.51	$0.60	$0.44	$1.93	$0.38

Shipments - manufacturing (thousands short tons)
Packaging	449	445	450	423	1,767	442	442	457	429	1,770	439
Tissue Papers	90	95	94	89	368	96	104	102	97	399	99
Fine Papers	79	73	62	65	279	65	78	79	67	289	68
	618	613	606	577	2,414	603	624	638	593	2,458	606

Shipments - converting (in thousands)
Packaging
Boxboard (cartons)	574	603	566	2,659	4,402	2,664	2,864	3,514	4,946	13,988	4,762
Containerboard (square feet)	1,550	1,737	1,759	1,653	6,699	1,630	1,737	1,766	1,669	6,802	1,630
Tissue papers (short tons - included in manufacturing)	52	55	58	53	218	55	60	65	64	244	59

					Average					Average
Benchmark prices (2) -
Selling price - manufacturing
Packaging ($US/short ton)
Recycled boxboard - 20pt. Clay coated	625	657	665	665	653	648	685	695	715	686	715
Linerboard-unbleached kraft, 42 lb. Eastern US	428	425	418	412	421	412	462	500	500	468	500
Tissue papers (index 1999 = 1 000)	1,148	1,101	1,123	1,153	1,131	1,132	1,120	1,227	1,285	1,189	1,287
Fine papers ($US/short ton)
Uncoated fine paper-offset, 50 lb. Rolls	696	653	602	585	634	587	652	715	750	676	733
Coated fine paper-No. 3 grade, 60 lb rolls	780	815	805	782	795	768	765	827	870	808	870
Price of raw materials
Recycled paper ($US/short ton)
Old corrugated containers - US average	56	64	59	60	60	77	91	82	78	82	88
Sorted office paper - Eastern U.S.	136	108	98	97	110	108	118	138	125	122	116
Virgin Pulp ($US/metric ton)
Northern bleached softwood kraft - Eastern U.S.	507	580	550	575	553	600	660	670	630	640	670

$ Can vs $U.S.	$0.66	$0.72	$0.72	$0.76	$0.71	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82

(1) Excluding assets held for sale

(2) Source : Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.